DEUTSCHE BANK TRUST COMPANY AMERICAS

December 16, 2008

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention:	Paul M. Dudek, Esq.
Office of International Corporate Finance

RE:
Registration Statement on Form F-6 filed with respect to common shares of Credit Saison Co. Ltd. (File No. 333-153995)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), acting on behalf of the legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing common shares of Credit Saison Co. Ltd. (the "Issuer") hereby requests hereby requests withdrawal of the above referenced Registration Statement on Form F-6, together with all exhibits thereto (the "Registration Statement").

The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on October 10, 2008 and became effective on filing pursuant to Rule 466 promulgated under the Act.   At this time, no common shares of the Issuer have been accepted for deposit and no American Depositary Shares have been issued.   The Depositary does not wish to establish an American Depositary Receipt program at this time and has elected not to accept any common shares of the Issuer and will not issue any securities under this Registration Statement.

Since none of the American Depositary Shares registered on the Registration Statement have been issued or sold and none will be issued or sold, the Depositary makes this application to withdraw the Registration Statement.

DEUTSCHE BANK TRUST COMPANY AMERICAS

If you should have any questions about this application, please contact our counsel, Scott A. Ziegler, Esq. at Ziegler, Ziegler & Associates, LLP at 212-319-7600.

Very truly yours,

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of the Issuer

By: DEUTSCHE BANK TRUST COMPANY AMERICAS, Depositary

By: /s/James Kelly Name: James Kelly Title: Vice President

By: /s/Chris Konopelko Name: Chris Konopelko Title: Vice President